SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

As of November 10, 2009

Commission File Number 1-34129

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

TENARIS S.A.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
SEPTEMBER 30, 2009

46a, Avenue John F. Kennedy - 2nd Floor.
L - 1855 Luxembourg

3

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

(all amounts in thousands of U.S. dollars, unless otherwise		Three-month period ended		Nine-month period
stated)		September 30,		ended September 30,

	Notes	2009	2008	2009	2008

Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,771,475	3,073,978	6,302,107	8,784,402
Cost of sales	3 & 4	(1,080,161)	(1,712,417)	(3,708,372)	(5,015,248)

Gross profit		691,314	1,361,561	2,593,735	3,769,154
Selling, general and administrative expenses	3 & 5	(327,234)	(450,453)	(1,110,240)	(1,328,491)
Other operating income (expense), net	3	(3,528)	20,688	(504)	15,741

Operating income		360,552	931,796	1,482,991	2,456,404
Interest income	6	10,435	16,910	23,172	45,591
Interest expense	6	(31,007)	(38,442)	(94,589)	(138,566)
Other financial results	6	(15,377)	(31,664)	(67,643)	(41,236)

Income before equity in earnings of associated companies
and income tax		324,603	878,600	1,343,931	2,322,193
Equity in earnings of associated companies		10,294	24,290	68,229	122,253

Income before income tax		334,897	902,890	1,412,160	2,444,446
Income tax		(97,583)	(272,668)	(417,175)	(701,132)

Income for continuing operations		237,314	630,222	994,985	1,743,314
Discontinued operations
Result for discontinued operations	12	-	935	(28,138)	417,841

Income for the period		237,314	631,157	966,847	2,161,155

Attributable to:
Equity holders of the Company		229,873	570,635	939,188	2,031,149
Minority interest		7,441	60,522	27,659	130,006

		237,314	631,157	966,847	2,161,155

Earnings per share attributable to the equity holders of the
Company during period
Weighted average number of outstanding ordinary shares
(thousands)	7	1,180,537	1,180,537	1,180,537	1,180,537
Earnings per share (U.S. dollars per share)	7	0.19	0.48	0.80	1.72
Earnings per ADS (U.S. dollars per ADS)	7	0.39	0.97	1.59	3.44

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Three-month period		Nine-month period
(all amounts in thousands of U.S. dollars)	ended September 30,		ended September 30,

	2009	2008	2009	2008

	(Unaudited)		(Unaudited)
Income for the period	237,314	631,157	966,847	2,161,155

Other comprehensive income:
Currency translation adjustment	161,570	(257,961)	323,432	(81,689)
Cash flow hedges	5,227	8,158	(3,122)	1,793
Share of other comprehensive income of associates
Currency translation adjustment	(3,840)	(6,805)	(8,270)	13,676
Cash flow hedges	356	(1,072)	2,171	(1,368)
Income tax relating to components of other comprehensive income	(134)	(3,888)	2,742	135

Other comprehensive income for the period, net of tax	163,179	(261,568)	316,953	(67,453)

Total comprehensive income for the period	400,493	369,589	1,283,800	2,093,702

Attributable to:
Equity holders of the Company	345,729	363,230	1,161,117	1,976,854
Minority interest	54,764	6,359	122,683	116,848

	400,493	369,589	1,283,800	2,093,702

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At September 30, 2009		At December 31, 2008

	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	3,193,279		2,982,871
Intangible assets, net	9	3,707,914		3,826,987
Investments in associated companies		578,758		527,007
Other investments		31,835		38,355
Deferred tax assets		195,778		390,323
Receivables		81,143	7,788,707	82,752	7,848,295

Current assets
Inventories		1,902,555		3,091,401
Receivables and prepayments		225,905		251,481
Current tax assets		234,587		201,607
Trade receivables		1,295,386		2,123,296
Available for sale assets	14	21,572		-
Other investments		528,861		45,863
Cash and cash equivalents		1,741,352	5,950,218	1,538,769	7,252,417

Total assets			13,738,925		15,100,712

EQUITY
Capital and reserves attributable to the Company’s			8,982,765		8,176,571
equity holders
Minority interest			618,746		525,316

Total equity			9,601,511		8,701,887

LIABILITIES
Non-current liabilities
Borrowings		844,946		1,241,048
Deferred tax liabilities		872,861		1,053,838
Other liabilities		202,024		223,142
Provisions		84,695		89,526
Trade payables		3,018	2,007,544	1,254	2,608,808

Current liabilities
Borrowings		868,358		1,735,967
Current tax liabilities		322,041		610,313
Other liabilities		250,986		242,620
Provisions		35,986		28,511
Customer advances		152,690		275,815
Trade payables		499,809	2,129,870	896,791	3,790,017

Total liabilities			4,137,414		6,398,825

Total equity and liabilities			13,738,925		15,100,712

Contingencies, commitments and restrictions to the distribution of profits are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(all amounts in thousands of U.S. dollars)

	Attributable to equity holders of the Company

				Currency
	Share	Legal	Share	Translation	Other	Retained		Minority
	Capital	Reserves	Premium	Adjustment	Reserves	Earnings (*)	Total	Interest	Total

									(Unaudited)
Balance at January 1, 2009	1,180,537	118,054	609,733	(223,779)	2,127	6,489,899	8,176,571	525,316	8,701,887

Income for the period	-	-	-	-	-	939,188	939,188	27,659	966,847
Other comprehensive income por the period	-	-	-	217,156	4,773	-	221,929	95,024	316,953

Total comprehensive income por the period	-	-	-	217,156	4,773	939,188	1,161,117	122,683	1,283,800
Acquisition and decrease of minority interest	-	-	-	-	(783)	-	(783)	3,445	2,662
Change in equity reserves	-	-	-	-	21	-	21	-	21
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(32,698)	(386,859)

Balance at September 30, 2009	1,180,537	118,054	609,733	(6,623)	6,138	7,074,926	8,982,765	618,746	9,601,511

	Attributable to equity holders of the Company

				Currency
	Share	Legal	Share	Translation	Other	Retained		Minority
	Capital	Reserves	Premium	Adjustment	Reserves	Earnings	Total	Interest	Total

									(Unaudited)
Balance at January 1, 2008	1,180,537	118,054	609,733	266,049	18,203	4,813,701	7,006,277	523,573	7,529,850
Income for the period	-	-	-	-	-	2,031,149	2,031,149	130,006	2,161,155
Other comprehensive income por the period	-	-	-	(55,033)	738	-	(54,295)	(13,158)	(67,453)
Total comprehensive income por the period	-	-	-	(55,033)	738	2,031,149	1,976,854	116,848	2,093,702
Acquisition and decrease of minority interest	-	-	-	-	(1,798)	-	(1,798)	(8,070)	(9,868)
Dividends paid in cash	-	-	-	-	-	(295,134)	(295,134)	(60,117)	(355,251)

Balance at September 30, 2008	1,180,537	118,054	609,733	211,016	17,143	6,549,716	8,686,199	572,234	9,258,433

(*) Retained Earnings as of September 30, 2009 calculated in accordance with Luxembourg Law are disclosed in Note 10.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Nine-month period ended
		September 30,

(all amounts in thousands of U.S. dollars)	Note	2009	2008

Cash flows from operating activities		(Unaudited)	(Unaudited)
Income for the period		966,847	2,161,155
Adjustments for:
Depreciation and amortization	8 & 9	375,850	403,758
Income tax accruals less payments		(345,431)	(219,750)
Equity in earnings of associated companies		(67,367)	(122,386)
Income from the sale of pressure control business		-	(394,323)
Interest accruals less payments, net		(17,957)	26,507
Changes in provisions		4,026	10,839
Changes in working capital		1,534,948	(803,078)
Other, including currency translation adjustment		196,070	22,969

Net cash provided by operating activities		2,646,986	1,085,691

Cash flows from investing activities
Capital expenditures	8 & 9	(327,795)	(337,138)
Acquisitions of subsidiaries and minority interest	11	(73,564)	(9,868)
Proceeds from the sale of pressure control business (*)	12	-	1,113,805
Proceeds from disposal of property, plant and equipment and intangible assets		12,004	12,166
Investments in short terms securities		(482,998)	60,533
Dividends received		8,903	13,636
Other		-	(3,428)

Net cash (used in) provided by investing activities		(863,450)	849,706

Cash flows from financing activities
Dividends paid		(354,161)	(295,134)
Dividends paid to minority interest in subsidiaries		(32,698)	(60,117)
Proceeds from borrowings		509,802	731,205
Repayments of borrowings		(1,704,173)	(1,777,464)

Net cash used in financing activities		(1,581,230)	(1,401,510)

Increase in cash and cash equivalents		202,306	533,887

Movement in cash and cash equivalents
At the beginning of the period		1,525,022	954,303
Effect of exchange rate changes		15,788	(24,548)
Decrease due to deconsolidation		(9,696)	-
Increase in cash and cash equivalents		202,306	533,887

At September 30,		1,733,420	1,463,642

		At September 30,

Cash and cash equivalents		2009	2008

Cash and bank deposits		1,741,352	1,489,787
Bank overdrafts		(7,932)	(26,145)

		1,733,420	1,463,642

(*) Includes $394 million of after-tax gain, $381 million of assets and liabilities held for sale and $339 million of income tax charges and related expenses.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2008.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1 General information
2 Accounting policies and basis of presentation
3 Segment information
4 Cost of sales
5 Selling, general and administrative expenses
6 Financial results
7 Earnings and dividends per share
8 Property, plant and equipment, net
9 Intangible assets, net
10 Contingencies, commitments and restrictions on the distribution of profits
11 Business combinations and other acquisitions
12 Discontinued operations
13 Related party transactions
14 Processes in Venezuela
15 Subsequent event

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1 General information

Tenaris S.A. (the “Company”), a Luxembourg corporation (societé anonyme holding), was incorporated on December 17, 2001 as a holding company in steel pipe manufacturing and distributing operations. The Company holds, either directly or indirectly, controlling interests in various subsidiaries. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 31 to the audited Consolidated Financial Statements for the year ended December 31, 2008.

These Consolidated Condensed Interim Financial Statements were approved for issue by the Company’s Board of Directors on November 5, 2009.

2 Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board and adopted by the European Union.

Considering the comments described below, the accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2008.

The following standards’ amendment is mandatory for the financial year beginning 1 January, 2009:

IAS 1 (revised), “Presentation of financial statements”: The revised standard prohibits the presentation of items of income and expenses (that is “non-owner changes in equity”) in the statement of changes in equity, requiring them to be presented separately from owner changes in equity. Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and the statement of comprehensive income). The Company has elected to present two statements: an income statement and a statement of comprehensive income. These interim financial statements have been prepared under the revised disclosure requirements.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

3 Segment information

Reportable operating segments

	(Unaudited)

(all amounts in thousands of U.S. dollars)				Total	Total
				Continuing	Discontinued
	Tubes	Projects	Other	operations	operations (*)

Nine-month period ended September 30, 2009
Net sales	5,170,370	765,365	366,372	6,302,107	18,558
Cost of sales	(2,861,165)	(551,530)	(295,677)	(3,708,372)	(31,866)

Gross profit	2,309,205	213,835	70,695	2,593,735	(13,308)
Selling, general and administrative expenses	(995,938)	(61,147)	(53,155)	(1,110,240)	(9,540)
Other operating income (expenses), net	(1,131)	1,357	(730)	(504)	(179)

Operating income	1,312,136	154,045	16,810	1,482,991	(23,027)

Depreciation and amortization	345,429	13,341	17,053	375,823	27

Nine-month period ended September 30, 2008
Net sales	7,252,515	958,970	572,917	8,784,402	207,070
Cost of sales	(3,920,143)	(688,314)	(406,791)	(5,015,248)	(131,128)

Gross profit	3,332,372	270,656	166,126	3,769,154	75,942
Selling, general and administrative expenses	(1,153,369)	(95,910)	(79,212)	(1,328,491)	(36,143)
Other operating income (expenses), net	19,154	(1,544)	(1,869)	15,741	(646)

Operating income	2,198,157	173,202	85,045	2,456,404	39,153

Depreciation and amortization	364,071	15,706	17,636	397,413	15,310

Geographical information
	(Unaudited)

				Middle		Total	Total
(all amounts in thousands of U.S.	North	South		East &	Far East &	Continuing	Discontinued
dollars)	America	America	Europe	Africa	Oceania	operations	operations (*)

Nine-month period ended
September 30, 2009
Net sales	2,291,127	1,722,656	691,382	1,209,255	387,687	6,302,107	18,558
Depreciation and amortization	207,867	73,021	80,316	937	13,682	375,823	27

Nine-month period ended
September 30, 2008
Net sales	3,345,675	2,079,229	1,439,608	1,385,475	534,415	8,784,402	207,070
Depreciation and amortization	227,341	74,023	84,581	943	10,525	397,413	15,310

(*) Corresponds to pressure control operations and the nationalization of Venezuelan subsidiaries.

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises principally Canada, Mexico and the USA; “South America” comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador; “Europe” comprises principally Italy and Norway; “Middle East and Africa” comprises principally Saudi Arabia, Angola and Iraq; “Far East and Oceania” comprises principally China, Indonesia and Japan.

4 Cost of sales

	Nine-month period ended
	September 30,

(all amounts in thousands of U.S. dollars)	2009	2008

	(Unaudited)
Inventories at the beginning of the period	3,091,401	2,598,856
Plus: Charges of the period
Raw materials, energy, consumables and other	1,411,365	4,416,969
Increase in inventory due to business combinations	53,541	-
Services and fees	179,522	304,384
Labor cost	532,148	705,460
Depreciation of property, plant and equipment	192,219	215,556
Amortization of intangible assets	1,998	1,605
Maintenance expenses	117,420	162,735
Provisions for contingencies	1,447	12
Allowance for obsolescence	64,468	(12,522)
Taxes	5,646	6,590
Other	35,344	80,771

	2,595,118	5,881,560
Transfer to assets available for sale	(43,726)	-
Less: Inventories at the end of the period	(1,902,555)	(3,334,040)

	3,740,238	5,146,376
From Discontinued operations	(31,866)	(131,128)

	3,708,372	5,015,248

5 Selling, general and administrative expenses

	Nine-month period ended
	September 30,

(all amounts in thousands of U.S. dollars)	2009	2008

	(Unaudited)
Services and fees	151,784	158,712
Labor cost	306,655	334,206
Depreciation of property, plant and equipment	8,460	9,328
Amortization of intangible assets	173,173	186,234
Commissions, freight and other selling expenses	282,562	424,958
Provisions for contingencies	24,929	28,615
Allowances for doubtful accounts	19,869	12,798
Taxes	84,117	118,608
Other	68,231	91,175

	1,119,780	1,364,634
From Discontinued operations	(9,540)	(36,143)

	1,110,240	1,328,491

6 Financial results

	Nine-month period ended
(all amounts in thousands of U.S. dollars)	September 30,

	2009	2008

	(Unaudited)
Interest income	23,327	45,901
Interest expense (*)	(98,169)	(142,469)

Interest net	(74,842)	(96,568)
Net foreign exchange transaction results	(60,613)	(39,668)
Foreign exchange derivatives results (**)	(3,754)	9,821
Other	(4,158)	(15,329)

Other financial results	(68,525)	(45,176)

Net financial results	(143,367)	(141,744)
From Discontinued operations	4,307	7,533

	(139,060)	(134,211)

Each item included in this note differs from its corresponding line in the Consolidated Condensed Interim Income Statement because it includes discontinued operations’ results.

Net foreign exchange transaction results include those amounts that affect the gross margin of certain subsidiaries which functional currencies are different from the U.S. dollar.

(*) Interest rate swaps losses, included under “Interest expense” for the nine- month period ended September 30, 2009 and September 30, 2008 amount to $14.1 million and $9.7 million, respectively.

As further described in “Section III.A. Financial Risk Factors” to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008, in order to partially hedge future interest payments related to long-term debt, as well as to convert borrowings from floating to fixed rates, Tenaris has entered into interest rate swaps and swaps with an embedded knock-in option. A total notional amount of $500 million was covered by these instruments which coverage has begun between April and June, 2009 and expires between April and June, 2011. In September 2009, a Tenaris subsidiary partially prepaid the syndicated loan facility entered into to finance the acquisition of Maverick in an amount of $270 million. Accordingly, Tenaris derecognized the corresponding portion of its hedge reserve designation on interest rate swaps derivatives recording a loss for an amount of $5.4 million, included in the total amount of $14.1 million of interest rate swaps losses for the nine-month period ended September 30, 2009.

(**)Tenaris has identified certain embedded derivatives and in accordance with IAS 39 (“Financial Instruments: Recognition and Measurement”) has accounted them separately from their host contracts. A gain of $23 million and a loss of $7.5 million arising from the valuation of these contracts have been recognized for the nine month period ended September 30, 2009 and September 30, 2008, respectively.

7 Earnings and dividends per share

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares in issue during the period.

	Nine-month period ended
	September 30,

	2009	2008

	(Unaudited)
Income attributable to equity holders	939,188	2,031,149
Weighted average number of ordinary shares in issue (thousand)	1,180,537	1,180,537
Basic and diluted earnings per share ( U.S. dollars per share)	0.80	1.72
Basic and diluted earnings per ADS ( U.S. dollars per ADS) (*)	1.59	3.44
Result for discontinued operations	(28,138)	417,841
Basic and diluted earnings per share	(0.02)	0.35
Basic and diluted earnings per ADS (*)	(0.05)	0.71
(*) Each ADS equals to two shares

On June 3, 2009, the Company’s shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2008, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on June 25, 2009. In the aggregate, the interim dividend paid in November 2008 and the balance paid in June 2009 amounted to approximately $507 million.

8 Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2009	2008

	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	2,982,871	3,269,007
Currency translation differences	92,987	(39,638)
Increase due to business combinations	24,123	-
Additions	313,583	313,046
Disposals	(11,458)	(10,595)
Transfers	(2,088)	(1,600)
Depreciation charge	(200,679)	(222,630)
Disposals due to deconsolidation	(6,060)	-

At September 30,	3,193,279	3,307,590

9 Intangible assets, net

(all amounts in thousands of U.S. dollars)	2009	2008

	(Unaudited)
Nine-month period ended September 30,
Opening net book amount	3,826,987	4,542,352
Currency translation differences	40,774	(37,472)
Additions	14,212	24,092
Disposals	(546)	(1,571)
Transfers	2,088	1,600
Amortization charge	(175,171)	(181,128)
Disposals due to deconsolidation	(430)	-

At September 30,	3,707,914	4,347,873

10 Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 26 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2008.

Asbestos-related litigation

Dalmine S.p.A. (“Dalmine”), a Tenaris subsidiary organized in Italy is currently subject to 13 civil proceedings for work-related injuries arising from the use of asbestos in its manufacturing processes during the period from 1960 to 1980. In addition, another 32 asbestos related out-of-court claims have been forwarded to Dalmine.

As of September 30, 2009, the total claims pending against Dalmine were 45 (of which, none are covered by insurance): during the nine month period ended September 30, 2009, 11 new claims were filed, no claims were adjudicated, 5 claims were settled all of which were paid, 3 claims were rejected, and 13 claims were dismissed.

Aggregate settlement costs to date for Tenaris are Euro 8.3 million ($12.1 million). Dalmine estimates that its potential liability in connection with the claims not yet settled is approximately Euro 13.1 million ($19.1 million).

Accruals for Dalmine’s potential liability are based on the average of the amounts paid by Dalmine for asbestos related claims plus an additional amount related to some reimbursements requested by the social security authority. The maximum potential liability is not determinable as in some cases the requests for damages do not specify amounts, and instead is to be determined by the court. The timing of payment of the amounts claimed is not presently determinable.

Maverick litigation

On November 22, 2006, Maverick Tube Corporation (“Maverick”) received a letter from The Bank of New York as trustee (“the Trustee”) for the holders of 2004 4% Convertible Senior Subordinated Notes due 2033 issued by Maverick (“the 2004 Notes”), concerning an alleged breach of the indenture entered into on December 30, 2004, between Maverick and the Trustee, and governing the 2004 Notes (as amended, the “Indenture”). The alleged breach of the Indenture was based on Maverick’s refusal to grant the holders of the 2004 Notes conversion rights provided by the “Public Acquirer Change of Control” provision of the Indenture.

On December 11, 2006 the Trustee filed a complaint against Maverick and Tenaris in the United States District Court for the Southern District of New York. The complaint alleges that Tenaris’s acquisition of Maverick triggered the “Public Acquirer Change of Control” provision and asserted a breach of contract claim against Maverick for refusing to accept the 2004 Notes for conversion for the consideration specified in the “Public Acquirer Change of Control” provision. The complaint also seeks a declaratory judgment that Tenaris’s acquisition of Maverick was a “Public Acquirer Change of Control” under the Indenture and therefore triggers the above mentioned conversion rights, and asserts claims for tortious interference with contract and unjust enrichment against Tenaris.

Defendants filed a motion to dismiss the complaint, or in the alternative, for summary judgment on March 13, 2007. Plaintiff filed a motion for partial summary judgment on the same date. On January 25, 2008, Law Debenture Trust Company of New York, (as successor to The Bank of New York as trustee under the Indenture) was substituted for The Bank of New York as plaintiff. On October 15, 2008, the court denied Law Debenture’s motion for partial summary judgment and granted defendants’ motion for summary judgment dismissing the complaint in its entirety. On November 20, 2008, Law Debenture filed a notice of appeal in the United States Court of Appeals for the Second Circuit. Law Debenture’s opening brief on appeal was filed on March 30, 2009, the brief for Maverick and Tenaris was filed on May 28, 2009 and Law Debenture’s reply brief was filed on June 28, 2009. Oral argument has been scheduled for November 20, 2009.

Tenaris believes that these claims are without merit. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements. Were plaintiff to prevail, Tenaris estimates that the recovery would be approximately $50 million, plus interest.

Conversion of tax loss carry-forwards

On December 18, 2000, the Argentine tax authorities notified Siderca S.A.I.C., a Tenaris subsidiary organized in Argentina (“Siderca”), of an income tax assessment related to the conversion of tax loss carry-forwards into Debt Consolidation Bonds under Argentine Law No. 24.073. The adjustments proposed by the tax authorities represent an estimated contingency of ARS88.4 million (approximately $23.4 million) at September 30, 2009, in taxes and penalties. Based on the views of Siderca’s tax advisors, Tenaris believes that it is not probable that the ultimate resolution of the matter will result in an obligation. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

Customer Claim

A lawsuit was filed on September 6, 2007, against three Tenaris’ subsidiaries, alleging negligence, gross negligence and intentional acts characterized as fraudulent inducement concerning allegedly defective well casing. Plaintiff alleged the complete loss of one natural gas production well and formation damage that precludes further exploration and production at the well site and sought compensatory and punitive damages of $25 million. The lawsuit was subsequently amended to add the Company and other of its subsidiaries as defendants and to change the claims to be breach of contract and fraud. On October 22, 2008, the Plaintiff again amended its petition to add new counts (including strict liability) and increase its prayer for damages to $245 million, plus punitive damages, treble damages and attorney fees. Each petition was tendered to a Tenaris subsidiary insurer, and the Tenaris subsidiary received the insurer’s agreement to provide a defense. The insurer reserved its rights with respect to its indemnity obligations. On July 20, 2009 the lawsuit was settled for an amount of $15 million and thus a Tenaris subsidiary recorded a provision of $12.7 million in addition to the previously recorded of $2.3 million. As of the date of these Consolidated Condensed Interim Financial Statements, the insurer is not participating in this settlement. On September 11, 2009 certain Tenaris subsidiaries initiated legal proceedings against the insurer. According to IAS 37, no expected reimbursement from the insurer has been registered yet.

Ongoing investigation

The Company has learned from one of its customers in Central Asia that certain sales agency payments made by one of the Company’s subsidiaries may have improperly benefited employees of the customer and other persons. These payments may have violated certain applicable laws, including the U.S. FCPA. The Audit Committee of the Company’s Board of Directors has engaged external counsel in connection with a review of these payments and related matters, and the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company will share the results of this review with the appropriate regulatory agencies, and will cooperate with any investigations that may be conducted by such agencies. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company’s business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris’s main outstanding commitments:

• A Tenaris company is a party to a five-year contract with Nucor Corporation, under which it committed to purchase from Nucor steel coils, with deliveries starting in January 2007 on a monthly basis. As a result of current global downturn and the lower level of steel coil purchases planned for future months, the Tenaris company has negotiated and obtained from Nucor a waiver of the monthly committed volumes. The Company is reviewing its steel purchasing requirements with Nucor each quarter, therefore, the current waiver of monthly commitments is valid until December 31, 2009.

• A Tenaris company is a party to a ten-year raw material purchase contract with QIT, under which it committed to purchase steel bars, with deliveries starting in July 2007. The estimated aggregate amount of the remaining commitments on the contract at current prices is approximately $278 million. The contract allows the Tenaris company to claim lower commitments in market downturns and severe market downturns subject to certain limitations.

• A Tenaris company is a party to a contract with Siderar for the supply of steam generated at the power generation facility owned by Tenaris in San Nicolas, Argentina. Under this contract, the Tenaris company is required to provide 250 tn/hour of steam and Siderar has the obligation to take or pay this volume. The contract terminates in 2018.

Restrictions to the distribution of profits and payment of dividends

As of September 30, 2009, shareholders' equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)	(Unaudited)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the nine month period ended September 30, 2009	3,701,724

Total shareholders equity in accordance with Luxembourg law	5,610,048

At least 5% of the Company’s net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company’s share capital. As of September 30, 2009, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At September 30, 2009, retained earnings and result for the financial period of Tenaris under Luxembourg law totals $3.7 billion, as detailed below.

(all amounts in thousands of U.S. dollars)	(Unaudited)
Retained earnings at December 31, 2008 under Luxembourg law	3,174,932
Dividends received	887,179
Other income and expenses for the nine month period ended September 30, 2009	(6,226)
Dividends paid	(354,161)

Retained earnings at September 30, 2009 under Luxembourg law	3,701,724

11 Business combinations and other acquisitions

(a) Tenaris acquired control of Seamless Pipe Indonesia Jaya

In April 2009, Tenaris completed the acquisition from Bakrie & Brothers TbK, Green Pipe International Limited and Cakrawala Baru of a 77.45% holding in Seamless Pipe Indonesia Jaya (“SPIJ”), an Indonesian OCTG processing business with heat treatment and premium connection threading facilities, for a purchase price of $69.5 million, with $21.9 million being payable as consideration for SPIJ's equity and $47.6 million as consideration for the assignment of certain sellers' loan to SPIJ. Tenaris began consolidating SPIJ’s balance sheet and results of operations since its acquisition date.

(b) Minority Interest

During the nine-month period ended September 30, 2009, additional shares of Confab, Dalmine and others were acquired from minority shareholders for approximately $9.5 million.

The assets and liabilities provisionally determined arising from the acquisitions are as follows:

Nine month period ended
(all amounts in thousands of U.S. dollars)	September 30, 2009

(Unaudited)
Other assets and liabilities (net)	(1,309)
Property, plant and equipment	24,123

Net assets acquired	22,814
Minority interest	3,150

Sub-total	25,964
Assumed liabilities	47,600

Sub-total	73,564
Cash-acquired	5,501

Purchase consideration	79,065

The businesses acquired as of September 30, 2009 contributed revenues of $68.7 million and an operating income of $5.1 million.

12 Discontinued operations

Nationalization of Venezuelan Subsidiaries

The results of operations and cash flows generated by the Venezuelan Companies (as defined in Note 14) are presented as discontinued operations in these Consolidated Condensed Interim Financial Statements. For further information see Note 14.

Sale of Hydril pressure control business

On April 1, 2008, Tenaris sold to General Electric Company (GE) the pressure control business included as part of the acquisition of Hydril Company undertaken on May 2007. The pressure control business was sold, for an amount equivalent on a debt-free basis to $1,114 million. The result of this transaction was an after-tax gain of $394.3 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Analysis of the result of discontinued operations

(i) Income for discontinued operations

(all amounts in thousands of U.S. dollars)	Nine-month period ended September 30,

	2009	2008

	(Unaudited)
Gross (loss) profit	(13,308)	75,942
Operating (loss) income	(23,027)	39,153
After tax gain on the sale of pressure control business	-	394,323
Result for discontinued operations	(28,138)	417,841

(ii) Net cash flows attributable to discontinued operations

Cash flows provided by operating activities in 2009 amounted to $1.8 million. Cash flow used in investing activities amounted to $0.8 million. Cash flow provided by financing activities amounted to $5.3 million. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

Cash and cash equivalents from discontinued operations increased by $6.3 million in 2009.

Cash flows provided by operating activities in 2008 amounted to $23.9 million. Cash flow used in investing activities amounted to $6.3 million. Cash flow provided by financing activities amounted to $6.7 million. These amounts were estimated only for disclosure purposes, as cash flows from these discontinued operations were not managed separately from other cash flows.

Cash and cash equivalents from discontinued operations increased by $24.3 million in 2008.

13 Related party transactions

Based on the information most recently available to the Company, as of September 30, 2009:

• San Faustin N.V. owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

• San Faustín N.V. owned all of its shares in the Company through its wholly-owned subsidiary I.I.I. Industrial Investments Inc.

• Rocca & Partners S.A. controlled a significant portion of the voting power of San Faustín N.V. and had the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustín N.V., such as the election of directors, the approval of certain corporate transactions and other matters concerning the company’s policies.

• There were no controlling shareholders for Rocca & Partners S.A.

Based on the information most recently available to the Company, as of March 31, 2009 Tenaris’s directors and senior management as a group owned 0.2% of the Company’s outstanding shares, while the remaining 39.03% were publicly traded.

At September 30, 2009, the closing price of Ternium S.A. (“Ternium”) ADS as quoted on the New York Stock Exchange was $26.60 per ADS, giving Tenaris’s ownership stake a market value of approximately $611 million. At September 30, 2009, the carrying value of Tenaris’s ownership stake in Ternium was approximately $559 million.

Transactions and balances disclosed as with “Associated” companies are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions with related parties which are not Associated and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)	(Unaudited)
Nine month period ended September 30, 2009
	Associated (1)	Other	Total

(i) Transactions (3)
(a) Sales of goods and services
Sales of goods	17,659	68,421	86,080
Sales of services	9,555	3,475	13,030

	27,214	71,896	99,110

(b) Purchases of goods and services
Purchases of goods	25,712	7,027	32,739
Purchases of services	69,646	50,679	120,325

	95,358	57,706	153,064

		(Unaudited)
Nine month period ended September 30, 2008
	Associated (2)	Other	Total

(i) Transactions (4)
(a) Sales of goods and services
Sales of goods	48,321	27,586	75,907
Sales of services	14,483	2,413	16,896

	62,804	29,999	92,803

(b) Purchases of goods and services
Purchases of goods	91,781	16,017	107,798
Purchases of services	82,791	53,717	136,508

	174,572	69,734	244,306

	(Unaudited)
At September 30, 2009
	Associated (1)	Other	Total

(ii) Period-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	15,931	5,504	21,435
Payables to related parties	(17,168)	(10,101)	(27,269)

	(1,237)	(4,597)	(5,834)

(b) Financial debt
Borrowings	(3,743)	-	(3,743)

At December 31, 2008
	Associated (1)	Other	Total

(ii) Year-end balances
(a) Arising from sales / purchases of goods / services
Receivables from related parties	50,137	15,504	65,641
Payables to related parties	(44,470)	(5,974)	(50,444)

	5,667	9,530	15,197

(b) Financial debt
Borrowings	(2,294)	-	(2,294)

(1) Includes Ternium S.A. and its subsidiaries (“Ternium”), Condusid C.A. (“Condusid”), Finma S.A.I.F (“Finma”), Lomond Holdings B.V. group (“Lomond”), Socotherm Brasil S.A. (“Socotherm”) and Hydril Jindal International Private Ltd (“Hydril Jindal”).
(2) Includes Ternium, Condusid, Finma, Lomond, Socotherm, Hydril Jindal and TMK – Hydril JV.
(3) Includes $ 2.5 million of purchases of nationalized Venezuelan subsidiaries.
(4) Includes $12.9 million of sales and $7.2 million of purchases of nationalized Venezuelan subsidiaries.

14 Processes in Venezuela

(a) Investment in Ternium: Sidor nationalization process

On May 7, 2009, Ternium completed the transfer of its entire 59.7% interest in Sidor to CVG. The transfer was effected as a result of Venezuela’s Decree Law 6058, which ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises and declared the activities of such companies of public and social interest. While CVG had assumed operational control of Sidor on July 12, 2008, Ternium had retained formal title over the shares until May 7, 2009. Ternium agreed to receive an aggregate amount of $1.97 billion as compensation for its Sidor shares. Of that amount, CVG paid $400 million in cash on May 7, 2009. The balance was divided in two tranches: the first tranche, of $945 million, is being paid in six equal quarterly installments, while the second tranche will be paid at maturity in November 2010, subject to quarterly mandatory prepayment events based on the increase of the WTI crude oil price over its May 6, 2009 level.

(b) Nationalization of Venezuelan Subsidiaries

Within the framework of Decree Law 6058, on May 22, 2009, Venezuela’s President Hugo Chávez announced the nationalization of, among other companies, the Company’s majority-owned subsidiaries TAVSA – Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi, Materiales Siderurgicos S.A (“Matesi”), and Complejo Siderurgico de Guayana, C.A (“Comsigua”), in which the Company has a minority interest (collectively, “the Venezuelan Companies”). On May 25, 2009, the Minister of Basic Industries and Mines of Venezuela (“MIBAM”) issued official communications N°230/09 and 231/09, appointing the MIBAM’s representatives to the transition committees charged with overseeing the nationalization processes of Tavsa and Matesi. On May 29, 2009, the Company sent response letters to the MIBAM acknowledging the Venezuelan government’s decision to nationalize Tavsa and Matesi, appointing its representatives to the transition committees, and reserving all of its rights under contracts, investment treaties and Venezuelan and international law and the right to submit any controversy between the Company or its subsidiaries and Venezuela relating to Tavsa and Matesi’s nationalization to international arbitration, including arbitration administered by ICSID.

On July 14, 2009, President Chávez issued Decree 6796, which orders the acquisition of the Venezuelan Companies’ assets and provides that Tavsa’s assets will be held by the Ministry of Energy and Oil, while Matesi and Comsigua’s assets will be held by MIBAM. Decree 6796 also requires the Venezuelan government to create certain committees at each of the Venezuelan Companies; each transition committee must ensure the nationalization of each Venezuelan Company and the continuity of its operations, and each technical committee (to be composed of representatives of Venezuela and the private sector) must negotiate over a 60-day period (extendable by mutual agreement) a fair price for each Venezuelan Company to be transferred to Venezuela. In the event the parties fail to reach agreement by the expiration of the 60-day period (or any extension thereof), the applicable Ministry will assume control and exclusive operation of the relevant Venezuelan Company, and the Executive Branch will order their expropriation in accordance with the Venezuelan Expropriation Law. The Decree also specifies that all facts and activities there under are subject to Venezuelan law and any disputes relating thereto must be submitted to Venezuelan courts.

On August 19, 2009 the Company announced that Venezuela, acting through the transition committee appointed by the MIBAM, unilaterally assumed exclusive operational control over Matesi.

The Company’s investments in Tavsa, Matesi and Comsigua are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgian-Luxembourgish Union, and, as noted above, Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law, and to consent to the jurisdiction of the ICSID in connection with the nationalization process.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating the Venezuelan Companies results of operations and cash flows as from June 30, 2009 and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris subsidiaries have also net receivables with the Venezuelan Companies as of September 30, 2009 for a total amount of $25.4 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

15 Subsequent event

On November 5, 2009, the Company’s board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, on November 26, 2009, with an ex-dividend date of November 23, 2009.

Ricardo Soler
Chief Financial Officer

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris' Consolidated Financial Statements for the nine-month period ended September 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2009

Tenaris, S.A.

By:	/S/ Cecilia Bilesio
Cecilia Bilesio Corporate Secretary